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EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING
OPERATIONS TO FIXED CHARGES
(Unaudited)

	Years Ended December 31:
(Dollars in millions)	2008	2007*	2006*	2005	2004
Income from continuing operations before income taxes(1)	$16,742	$14,492	$13,322	$12,236	$10,546
Add:
Fixed charges, excluding capitalized interest	2,021	1,942	1,452	1,188	1,048

Income as adjusted before income taxes	$18,763	$16,434	$14,774	$13,424	$11,594

Fixed charges:
Interest expense	$1,461	$1,422	$970	$745	$567
Capitalized interest	15	9	11	16	4
Portion of rental expense representative of interest	560	520	482	443	481

Total fixed charges	$2,036	$1,951	$1,463	$1,204	$1,052

Ratio of income from continuing operations to fixed charges	9.2	8.4	10.1	11.1	11.0

*
Rental expense in 2007 and 2006 is presented to conform with 2008 presentation, inclusive of rental expenses associated with automobile leases within certain countries.

(1)
Income from continuing operations before income taxes excludes (a) amortization of capitalized interest and (b) the company's share in the income and losses of less-than-fifty percent owned affiliates.

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  EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES (Unaudited)